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                              August 8, 2022

       Anna Rudensj
       General Counsel
       Polestar Automotive Holding UK PLC
       Assar Gabrielssons V  g 9
       405 31 G  teborg, Sweden

                                                        Re: Polestar Automotive
Holding UK PLC
                                                            Registration
Statement on Form F-1
                                                            Filed July 12, 2022
                                                            File No. 333-266101

       Dear Ms. Rudensj  :

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-1

       Cover Page

   1. We note the significant number of redemptions of your securities in connection with your business combination
and that the securities being registered for resale will constitute a considerable percentage
of your public float. We also note that a portion of the securities being registered for
resale were purchased by the selling securityholders for prices considerably below the
current market price of the security. Highlight the percentage of
                                                        Class A common stock
that elected to redeem in connection with your business
                                                        combination and the
significant negative impact sales of shares on this registration statement could have on
the public trading price of the common stock.
 Anna Rudensj
Polestar Automotive Holding UK PLC
August 8, 2022
Page 2
Operating and Financial Review and Prospects
Polestar Automotive Holding Limited - Overview, page 120

2. In light of the number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the Class A ADSs, expand your discussion of capital resources to address any changes in the
company   s liquidity
         position since the business combination. If the company is likely to have to seek additional capital, discuss the effect of this offering on the company s ability to raise additional capital.
3. Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of ADSs for resale and discuss how such sales could
         impact the market price of the company   s securities. Your discussion
should highlight the
         fact that Li Shufu, a beneficial owner of over 94% of your outstanding shares, will be able to sell all of his shares for so long as the registration statement of which this prospectus forms a part is available for use.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Evan Ewing at 202-551-5920 or Asia Timmons-Pierce at 202-551-3754
with any questions.



FirstName LastNameAnna Rudensj                                  Sincerely,
Comapany NamePolestar Automotive Holding UK PLC
                                                               Division of
Corporation Finance
August 8, 2022 Page 2                                          Office of
Manufacturing
FirstName LastName